Benchmark Electronics, Inc. 3000 Technology Drive Angleton, TX 77515 Main Telephone 979-849-6550 FAX 979-848-5294

March 25, 2010

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Mr. Patrick Gilmore, Accounting Branch Chief

Re:	Benchmark Electronics, Inc.
Supplemental Response to November 30, 2009 Comment Letter
Form 10-K for Fiscal Year Ended December 31, 2008
Filed February 27, 2009
Form 10-K for Fiscal Year Ended December 31, 2009
Filed March 1, 2010
File No. 001-10560

Dear Mr. Gilmore:

The following information and comments are made in response to your letter dated March 15, 2010 (the “Comment Letter”) to Benchmark Electronics, Inc. (the “Company”). Referring to specific points communicated to the Company in the Comment Letter, we hereby submit the following responses on behalf of the Company.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Impairment of Long-Lived Assets, pages 30-31

1.
We refer to your disclosure which states that the fair value of your Asia segment exceeded its carrying value by approximately 147% at the time that your 2009 impairment test was performed. Additionally, we note that fair value calculated in your 2008 analysis exceeded carrying value by 16%. We further note on page 64 that net sales and income from operations both declined by more than 20% from 2008 to 2009. Given the decline in operating performance within the Asia segment, describe the assumptions used to support your conclusions regarding goodwill impairment. Please include a discussion of the specific changes to your assumptions in the 2009 analysis as compared to 2008 that would cause fair value as a percentage of carrying value to increase significantly.

Response:  For 2008 and again in 2009, both the economic environment, as well as our business outlook, was considered in developing our assumptions to estimate the fair value of our Asia reporting unit. The global economic environment at the time of our 2009 impairment test was significantly improved from 2008. These improved conditions impacted the assumptions used and consequently, the outcome of our annual impairment testing in 2009. We determined the fair value of our Asia segment in 2009, as well as in 2008, with the assistance of an independent valuation firm, based upon a combination of the income approach and market approach. In concluding on the fair value estimate of our Asia segment in 2008 and 2009, the income approach was given a 75% weighting and the market approach was given a 25% weighting based on the quality and suitability of information available in performing the income approach, relative to the market approach.

Securities and Exchange Commission
March 25, 2010

In 2009, the key assumptions used to estimate the fair value of our Asia segment under the income approach were as follows: (i) revenue growth of 15% from 2009 to 2010 and revenue growth ranging from 2.5% to 5% from 2010 to 2019; (ii) operating margins ranging from 7.6% to 8.4% and (iii) a weighted average cost of capital of 13.5%. The fair value increase from 2008 to 2009 using the income approach was primarily due to the change in the weighted average cost of capital used to discount estimated future cash flows. Our weighted average cost of capital used, reflecting current market conditions, was 16% in 2008 and 13.5% in 2009. The weighted average cost of capital calculation is subject to numerous inputs including the assumed Risk Free Rate of Interest (20 year U.S. Treasury), Cost of Debt, Small Stock Premium and a Country Risk Premium. The weighted average cost of capital was calculated consistently in both years.

Under the market approach, the value of our Asia reporting unit was estimated by comparing it to publicly-traded firms in similar lines of business. The companies used for comparison in the analysis were consistent in both years. The fair value increase from 2008 to 2009 using the market approach was primarily due to significantly higher market multiples in the analysis based on improved market conditions. This value was then adjusted for a control premium of 35% in 2009 and 25% in 2008 based on a review of premiums paid for companies similar in nature to our Asia reporting unit.

Sincerely,

Benchmark Electronics, Inc.

By: /s/ Cary T. Fu

Cary T. Fu
Chief Executive Officer

Cc:	Donald F. Adam, Chief Financial Officer, Benchmark Electronics, Inc.
Kenneth S. Barrow, General Counsel, Benchmark Electronics, Inc.
Cravath, Swaine & Moore LLP
KPMG LLP